UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated May 30, 2006
          CDC Software’s Pivotal CRM Selected by Asset Manager

1.2       Press release dated June 7, 2006
          Leading Groceries Wholesaler Streamlines Warehouse Operations with
          Voice-Directed Hands-Free Inventory Management from IMI

1.3       Press release dated June 14, 2006
          The Ziegler Companies Selects Pivotal CRM for Financial Services

1.4       Press release dated June 20, 2006
          CDC Software Proposes Increased Offer to the Shareholders of Onyx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: June 20, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 30, 2006 -- CDC Software’s Pivotal CRM Selected by Asset Manager
1.2	Press release dated June 7, 2006 -- Leading Groceries Wholesaler Streamlines Warehouse Operations with Voice-Directed Hands-Free Inventory Management from IMI
1.3	Press release dated June 14, 2006 -- The Ziegler Companies Selects Pivotal CRM for Financial Services
1.4	Press release dated June 20, 2006 -- CDC Software Proposes Increased Offer to the Shareholders of Onyx